AU
4-20-2004

[redacted]

04019392

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SECURITIE ... SION
...gton, D.C. 20549

SEC FILE NUMBER
8 - 51993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 8 2004
WASH, D.C.
158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Broadgate Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay (212) 509-7800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

Michael E. Stupay, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadgate Capital LLC, as of December 31 ,20 03 , are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

] (a) Facing page.
] (b) Statement of Financial Condition.
] (c) Statement of Income (Loss).
] (d) Statement of Changes in Financial Condition.
] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
] (g) Computation of Net Capital.
] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
] (l) An Oath or Affirmation.
] (m) A copy of the SIPC Supplemental Report.
] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
] (o) Independent auditor's report on internal accounting control.
] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadgate Capital, LLC, as of December 31 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 20 07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Broadgate Capital LLC

We have audited the accompanying statement of financial condition of Broadgate Capital LLC (formerly known as Stockback Capital LLC) (the "Company") as of December 31, 2003, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadgate Capital LLC (formerly known as Stockback Capital LLC) as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, during March 2004, the Company has decided to liquidate its operations due to the termination of the JP Morgan marketing agreement and plans to be completed with its liquidation by June 30, 2004. As a result, the Company has changed its basis of accounting for the year ended December 31, 2003 from the going-concern basis to a liquidation basis.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 29, 2004

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	377,721
Cash segregated under federal regulations		1,560,943
Other assets		16,808
	$	1,955,472
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to customers	$	1,294,535
Due to member		290,579
Total liabilities		1,585,114
Commitments and contingencies		
Member's equity		370,358
	$	1,955,472

See accompanying notes to financial statements.

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenue, interest income	$	1,981
Expenses		
Consulting fees		31,200
Membership and license fees		19,322
Other		6,697
		57,219
Net loss	$	(55,238)

See accompanying notes to financial statements.

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2003

Balance, beginning of year	$	325,596
Member contributions		100,000
Net loss		(55,238)
Balance, end of year	$	370,358

See accompanying notes to financial statements.

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities		
Net loss	$	(55,238)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Cash segregated under federal regulations		(1,079,014)
Other assets		(10,606)
Payable to customers		770,174
Net cash used in operating activities		(374,684)
Cash flows from financing activities		
Member contributions		100,000
Net payments from member		272,012
Net cash provided by financing activities		372,012
Net decrease in cash and cash equivalents		(2,672)
Cash and cash equivalents, beginning of year		380,393
Cash and cash equivalents, end of year	$	377,721

See accompanying notes to financial statements.

1. Nature of business

Broadgate Capital LLC (formerly known as Stockback Capital LLC) (the "Company") is a wholly owned subsidiary of Stockback LLC, (the "Member"), formerly named Stockback.com LLC, which in turn is a wholly owned subsidiary of Stockback Holdings, Inc. ("Holdings"). The Company is a single member limited liability company.

The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company and its affiliates operate a Web site, as part of a consumer stock ownership program ("Consumer Stock Ownership Program"). The Web site allows customers to directly access the Web sites of providers ("Participating Merchants") of goods and services that participate in the Consumer Stock Ownership Program. Under the Consumer Stock Ownership Program, each time a customer of the Consumer Stock Ownership Program makes a purchase from a Participating Merchant, the Participating Merchant will rebate a percentage of the purchase price in cash to the Company for the benefit of the customer. The customer may then choose to either (i) use the cash rebates to purchase Class D shares of Merrill Lynch S & P 500 Index Fund (the "Index Fund"), a registered investment company, or (ii) hold the rebates as cash in a non-interest bearing investment account with the Company.

The Company sells and holds, in its name, Class D shares of the Index Fund for the benefit of members of the Stockback LLC rewards program ("SBRP"). The Company began offering the opportunity to purchase and sell shares in the Index Fund through the SBRP or on a direct purchase basis.

Therefore, shares can be purchased either directly by means of a check payable to the Company with a minimum amount of $50 or by the authorized use of rewards earned via the SBRP. Purchases and sales of the shares are done via the Web site with payments being made weekly for the redeemed amount based on the then current net asset value of the Index Fund on the day the order is placed or the payment of cash savings rewards earned.

Once earned, the rewards are credited to the consumers account and available for either investment into the Index Fund, payout directly by means of a check or allowed to remain in the non-interest bearing account.

During 2002, the Member entered into a formal agreement with JP Morgan Chase ("JP Morgan marketing agreement") and launched the Stockback Chase co-branded credit card. The card-issuing bank pays such rebates to the Company for the benefit of the cardholder/customer.

In September 2003, JP Morgan Chase terminated the JP Morgan marketing agreement with the Member. As a result of the termination, the Company has decided to liquidate its operations beginning March 31, 2004. The Company anticipates the liquidation to be completed by June 30, 2004.

2. Summary of significant accounting policies

Liquidation Basis

During March 2004, the Company has decided to liquidate its operations due to the termination of the JP Morgan marketing agreement and plans to be completed with its liquidation by June 30, 2004. As a result, the Company has changed its basis of accounting for the year ended December 31, 2003 from the going-concern basis to a liquidation basis, whereby assets and liabilities are stated at their estimated settlement amounts and all costs of liquidation have been recognized. The adoption of the liquidation basis of accounting did not have a material effect on the carrying values of assets and liabilities as of December 31, 2003.

2. Summary of significant accounting policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less. Cash segregated under federal regulations represents the amount held on deposit in a special reserve bank account pursuant to SEC Rule 15c3-3.

Income Taxes

The Company is not subject to federal and state income taxes. The Member is individually liable for income taxes, if any, on the Company's net taxable income. The Company has not recorded a provision for unincorporated business taxes as the Member or Holdings will pay such taxes, if any.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Payable to customers

Payable to customers represents rebate amounts earned from Participating Merchants and from JP Morgan Chase.

4. Related party transactions

Under a service agreement between the Company and the Member, the Member pays for substantially all operating expenses on behalf of the Company. Approximately $31,000 was recorded for operating expenses paid by the Member on behalf of the Company and is included on the statement of financial condition.

At December 31, 2003, the Company owed $290,579 to the Member.

5. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected to operate under the alternative method for determining net capital under this Rule, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2003, the Company had net capital of approximately $347,000, which was approximately $97,000 in excess of its required net capital of $250,000.

The Company is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2003, the Company computed the reserve requirements for customers and was required to segregate $1,294,535 in the special reserve bank account for the exclusive benefit of customers, and the Company held $1,560,943 in such account.

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Member's equity	$	370,358
Less nonallowable assets:		
Other assets		16,808
Net capital before haircuts		353,550
Haircuts		6,116
Net capital	$	347,434
Minimum net capital required (the greater of $250,000 or 2% of aggregate debit items)	$	250,000
Excess net capital	$	97,434

There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2003.

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

SUPPLEMENTARY INFOMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2003

Credit balances, free credit balances and other credit balances in customers' securities accounts	$	1,294,535
Debit balances, debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		-
Excess of total credits over total debits	$	1,294,535
Amounts held on deposit in "reserve accounts", December 31, 2003	$	1,560,943
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Excess of total credits over total debits as reported in Company's Part II FOCUS report	$	1,205,581
Increase in payable to customers		88,954
Excess of total credits over total debits per above computation	$	1,294,535

BROADGATE CAPITAL LLC
(Formerly Known as Stockback Capital LLC)

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

   A. Number of items — None

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   A. Number of items — None

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Broadgate Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of Broadgate Capital LLC (formerly known as Stockback Capital LLC) (the "Company") as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Broadgate Capital LLC for the year ended December 31, 2003, and this report does not affect our report thereon dated February 23, 2004. During the audit we noted that certain payables to customers were not reflected in the Company's computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Broadgate Capital LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 29, 2004